UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2024

Vertex Pharmaceuticals Incorporated

(Exact name of registrant as specified in its charter)

MASSACHUSETTS	000-19319	04-3039129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Northern Avenue

Boston, Massachusetts 02210

(Address of principal executive offices) (Zip Code)

(617) 341-6100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value Per Share	VRTX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On April 10, 2024, Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Parent”), Adams Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Alpine Immune Sciences, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price of $65.00 per share (the “Offer Price”), net to the seller in cash, without interest, and subject to applicable withholding taxes.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (a) a majority of Shares then-outstanding (including Shares issued upon the automatic exercise of certain Company warrants upon the closing of the Offer) being tendered in the Offer, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required foreign regulatory clearances, (c) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)), (d) the Company’s performance in all material respects of its obligations under the Merger Agreement and (e) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger is not subject to a financing condition.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Following consummation of the Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger that is not tendered and accepted pursuant to the Offer (other than the Shares owned by the Company, Shares held by Parent or Merger Sub, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”), net to the seller in cash, without interest, and subject to applicable withholding taxes, on the terms and conditions set forth in the Merger Agreement. Immediately prior to the effective time of the Merger, all outstanding unvested stock options and unvested restricted stock units will become fully vested, and at the effective time of the Merger, each stock option and restricted stock unit will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration (or, in the case of stock options, the difference between the Merger Consideration and the applicable per share exercise price), less any applicable withholding taxes.

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected by Merger Sub and the Company as soon as practicable following the consummation of the Offer without a stockholders’ meeting pursuant to the DGCL.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and the Company. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of the Company between signing and closing, governmental filings and approvals and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company’s solicitation of alternative business combination transactions and restricts the Company’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to customary exceptions in the event of an acquisition proposal that was not solicited in violation of these restrictions and that the Board determines constitutes, or would reasonably be expected to lead to, a Superior Company Proposal (as defined in the Merger Agreement).

The Merger Agreement contains termination rights for each of Parent, Merger Sub and the Company including by either Parent or the Company if the Offer Closing Time (as defined in the Merger Agreement) shall not have occurred on or before April 10, 2025, or by the Company to enter into an alternative transaction that constitutes a Superior Company Proposal, and further provides that upon termination of the Merger Agreement under specified circumstances the Company may be required to pay Parent a termination fee of $173 million.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Merger Sub or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement may be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and are qualified by information in confidential disclosure schedules provided by the parties thereto in connection with the signing of the Merger Agreement. These disclosure schedules include information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Merger Sub and Parent, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Merger Sub or Parent.

Tender and Support Agreements

On April 10, 2024, in connection with the Merger Agreement, each of Frazier Life Sciences VIII L.P., and Frazier Life Sciences Public Fund, L.P. (together with Frazier Life Sciences VIII, the “Frazier Entities”), Decheng Capital China Life Sciences USD Fund III, L.P., Decheng Capital Global Healthcare Fund (Master), LP, Alpine ImmunoSciences, L.P., OrbiMed Private Investments VI, LP and OrbiMed Genesis Master Fund L.P. (collectively, the “Supporting Stockholders”), in each case in their capacity as a stockholder of the Company and who, collectively, beneficially own approximately 25.5% of the outstanding Shares, entered into a Tender and Support Agreement (together, the “Tender and Support Agreements”, and, with respect to the Tender and Support Agreements entered into by the Frazier Entities, the “Frazier Tender and Support Agreements”) with Parent and Merger Sub and, in the case of the Frazier Tender and Support Agreements, with the Company. The Tender and Support Agreements and the Frazier Tender and Support Agreements provide, among other things, that each of the Supporting Stockholders will tender all of the Shares held by such Supporting Stockholder, as applicable, in the Offer.

The forms of the Tender and Support Agreements and the Frazier Tender and Support Agreements have been included to provide information regarding their terms. It is not intended to modify or supplement any factual disclosures about the applicable stockholder or the Company, Parent or Merger Sub in any public reports filed with the SEC by the Company, Parent or Merger Sub.

The foregoing description of the Tender and Support Agreements and the Frazier Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements and the Frazier Tender and Support Agreements, the forms of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 8.01.	Other Events.

On April 10, 2024, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains forward-looking statements related to Parent, the Company and the proposed acquisition of the Company by Parent (the “Transaction”) that are subject to risks, uncertainties and other factors. While Parent believes the forward-looking statements contained in this communication are accurate, these forward-looking statements represent Parent’s belief only as of the date of this communication, and there are a number of risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management teams. Forward-looking statements are not purely historical and may be accompanied by words such as “anticipates,” “may,” “forecasts,” “expects,” “intends,” “plans,” “potentially,” “believes,” “seeks,” “estimates,” and other words and terms of similar meaning. Such statements may relate to: the ability of Parent to advance the Company’s platform technology and potential therapies, such as povetacicept, on a timely basis; filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Transaction; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Parent may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; and actual or contingent liabilities related to the Transaction. In addition, the product candidates being developed by the Company are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these product candidates will be commercially successful. Forward-looking statements in this communication should be evaluated tother with the many uncertainties that affect Parent’s and the Company’s businesses, particularly those risks listed under the heading “Risk Factors” and the other cautionary factors discussed in the parties’ periodic reports filed with the SEC, including Parent’s annual report on Form 10-K for the year ended December 31, 2023, and its quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company’s annual report on Form 10-K for the year ended December 31, 2023, and its quarterly reports on Form 10-Q and current reports on Form 8-K, as well as the Solicitation/Recommendation Statement to be filed by the Company and the Tender Offer Materials to be filed by Parent and Adams Merger Sub, Inc., a direct wholly owned subsidiary of Parent, all of which are available, or will be available when filed, for free on the SEC’s website at www.sec.gov. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to Parent, and Parent disclaims any obligation to update the information contained in this communication as new information becomes available, except as required by law.

Additional Information about the Acquisition and Where to Find It

The tender offer for the outstanding shares of common stock of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Adams, nor is it a substitute for any tender offer materials that Vertex Pharmaceuticals Incorporated (together with its subsidiaries, “Vertex”), or the Company will file with the SEC. At the time the tender offer is commenced, Vertex will file with the SEC a Tender Offer Statement on Schedule TO which will include an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents (together, the “Tender Offer Materials”), and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. THE COMPANY’S SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY

DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Materials, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the Tender Offer Materials be obtained free of charge under the “Investors” section of Vertex’s website at https://investors.vrtx.com/financial-information/sec-filings or by contacting Vertex by phone at (617) 341-6108 or by email at Investorinfo@VRTX.com, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Materials. In addition to the Tender Offer Materials and the Solicitation/Recommendation Statement, the Company and Vertex file periodic reports and other information with the SEC. Vertex’s and the Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and their respective investor relations websites at the addresses above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger by and among Alpine Immune Sciences, Inc., Vertex Pharmaceuticals Incorporated and Adams Merger Sub, Inc., dated April 10, 2024 (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. with the SEC on April 10, 2024).

10.1	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. with the SEC on April 10, 2024).

10.2	Form of Frazier Tender and Support Agreement (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. with the SEC on April 10, 2024).

99.1	Joint Press Release, dated April 10, 2024 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. with the SEC on April 10, 2024).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERTEX PHARMACEUTICALS INCORPORATED
(Registrant)

Date: April 11, 2024	/s/ Jonathan Biller
Jonathan Biller Executive Vice President, Chief Legal Officer